Tuesday, 4 August 2015

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 28,989,769 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2014/15 final dividend, payable on 5 August 2015.  Dealings are expected to commence on 5 August 2015 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 27,622,649 ordinary shares are to be issued at a price of 857.46 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 273,424 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$65.8315, representing 1,367,120 ordinary shares (including fractional entitlements).

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209)